VSE Corporation Form 10-K December 31, 2014
Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

Jurisdiction of
Organization

Energetics Incorporated	Maryland

G&B Solutions, Inc.	Virginia

Integrated Concepts and Research Corporation	District of Columbia

Akimeka, LLC	Hawaii

Wheeler Bros., Inc.	Pennsylvania

VSE Aviation, Inc. (f/k/a A Aviation Corp.)	Delaware

VSE International Corp.	Delaware

9126767 Canada Inc.	Canada

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